UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number  001-14469

A. Full title of the plan:

SIMON PROPERTY GROUP

AND ADOPTING ENTITIES

MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.

P.O. BOX 7033

INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.            The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities Matching Savings Plan

December 31, 2005 and 2004, and for the Year Ended December 31, 2005

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the 2005 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 15, 2006

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments:
Money market funds	$786,354	$760,495
Common/collective trust	19,300,401	18,083,558
Mutual funds	141,351,254	128,673,512
Common stock	8,828,696	7,167,958
Participant loans receivable	2,500,114	2,294,149
Total investments	172,766,819	156,979,672

Receivables:
Investment income	56,297	65,426
Total receivables	56,297	65,426

Payables:
Operating payable	—	50,114
Total payables	—	50,114
Net assets available for benefits	$172,823,116	$156,994,984

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Contributions:
Participant	$8,416,128
Rollover	152,459
Employer	5,954,067
Net appreciation in fair value of investments	10,156,056
Investment income	468,376
Total additions	25,147,086

Deductions
Benefits paid	9,149,987
Administrative expenses	168,967
Total deductions	9,318,954

Net increase	15,828,132

Net assets available for benefits:
Beginning of year	156,994,984
End of year	$172,823,116

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer). Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Management Trust Company (Fidelity or the Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s Administrative Committee, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Prior to July 1, 2004, participants were allowed to contribute from 1% to 25% of their before-tax compensation as defined in the Plan Document. Effective July 1, 2004, the Plan was amended and the participants were allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit-sharing contribution of 1.5% of participant compensation in 2005 and 2004. This contribution applied to all eligible employees as defined. As of December 31, 2005, cumulative participant forfeitures totaled $140,497 and they will be used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2005 were $153,211.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Simon Property Group and Adopting Entities Matching Savings Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts.

Employer-matching and discretionary profit-sharing contributions made on or before January 1, 2000, vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Non-forfeitable
Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Employees vest immediately in employer-matching contributions contributed on and after January 1, 2000.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

Simon Property Group and Adopting Entities Matching Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at current fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the year.

Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end.

The fair value of participant units owned by the Plan in common/collective funds is based on quoted redemption value on the last business day of the Plan’s year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments are stated at current market value. The market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2005 and 2004, are as follows:

	2005	2004

**Fidelity Growth and Income Fund	$30,936,267	$29,702,434
**Fidelity Spartan U.S. Equity Index Portfolio Fund	18,992,228	18,382,083
**Templeton Institutional Foreign Equity	11,560,690	9,385,922
**Fidelity Low Priced Stock Fund	21,919,764	19,903,302
Fidelity Magellan Fund	15,579,248	15,152,124
Fidelity Managed Income Portfolio Fund	19,300,401	18,083,558
MSI Balance Advanced Fund	17,796,375	16,996,564
Simon Property Group, Inc. Corporate Common Stock	8,828,696	7,167,958

**Denotes a portion of the fund is nonparticipant directed.

Simon Property Group and Adopting Entities Matching Savings Plan
Notes to Financial Statements (continued)

3. Investments (continued)

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$8,804,921
Common stock	1,351,135
$10,156,056

4. Nonparticipant-Directed Investments

The nonparticipant-directed investments are comprised of various mutual funds as directed by the discretionary profit-sharing contribution. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2005	2004
Net assets:
Mutual funds	$37,705,858	$36,125,847
Money market funds	487,918	489,460
	$38,193,776	$36,615,307

Year Ended December 31 2005

Changes in net assets:
Contributions	$2,000,867
Interest income	16,176
Net appreciation	1,582,332
Benefits paid to participants	(1,950,942)
Administrative expenses	(69,964)
$1,578,469

Simon Property Group and Adopting Entities Matching Savings Plan
Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Plan Merger

During 2004, the Employer acquired Chelsea Property Group, Inc. and its subsidiaries (Chelsea). Chelsea has served as sponsor and administrator for the Chelsea Property Group, Inc. 401(k) Plan (the Chelsea Plan). On January 1, 2006, the net assets of the Chelsea Plan were merged into the Plan and the participants of the Chelsea Plan became participants of the Plan. The former Chelsea participants were 100% vested as of December 31, 2005. The provisions of the Plan apply to the former Chelsea Plan participants beginning with contributions made and benefits earned effective January 1, 2006.

8. Related Party Transactions

During 2005 and 2004, the Plan received $313,865 and $275,779, respectively, in dividends related to its investment in the Employer’s common stock.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

EIN:  35-1903854         Plan Number:  002

December 31, 2005

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value
Money market funds
*Fidelity Institutional Cash Portfolio Money	786,354 shares	786,354	$786,354
Market Fund

Common stock
*Simon Property Group Common Stock	115,212 shares	**	8,828,696

Common/collective trusts
*Fidelity Managed Income Portfolio Fund	19,300,401 shares	**	19,300,401

Mutual funds
*Fidelity Growth and Income Fund	899,310 shares	33,480,858	30,936,267
*Fidelity Magellan Fund	146,366 shares	**	15,579,248
*Fidelity Spartan U.S. Equity Index Portfolio Fund	430,078 shares	16,385,859	18,992,228
*Fidelity Low Priced Stock Fund	536,723 shares	15,947,305	21,919,764
CS Cap Appreciation Com	32,713 shares	**	565,602
Franklin Small Mid Cap Growth A	94,954 shares	**	3,581,657
MSI Balance Advanced Fund	1,470,775 shares	**	17,796,375
PIMCO Total Return Fund	650,489 shares	6,812,402	6,830,130
RS Diversified Growth Fund	82,208 shares	1,387,385	1,835,703
Templeton Institutional Foreign Equity	518,184 shares	8,220,870	11,560,690
Vanguard Bond Intermediate Term Portfolio Fund	660,704 shares	6,585,844	6,844,889
Cohen & Steers Rlty	8,870 shares	**	643,842
Allianz NFJ Small Cap Value Instl CL	53,462 shares	**	1,589,437
DWS Dreman High Return Ew CL A	35,169 shares	**	1,593,510
*FID Freedom Income	1,348 shares	**	15,326
*FID Freedom 2000	2 shares	**	22
*FID Freedom 2010	579 shares	**	8,130
*FID Freedom 2020	18,631 shares	**	274,057
*FID Freedom 2030	11,510 shares	**	172,888
*FID Freedom 2040	8,548 shares	**	75,483
*FID Freedom 2005	1,562 shares	**	17,373
*FID Freedom 2015	17,510 shares	**	202,244
*FID Freedom 2025	25,364 shares	**	303,357
*FID Freedom 2035	1,066 shares	**	13,032
			141,351,254

Participant loans	interest rates range from 5% to 10.75%		2,500,114
			$172,766,819

*                    Indicates party-in-interest to the Plan.

**             Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN
(Name of Plan)

Date: June 21, 2006	/s/ John Dahl
John Dahl
Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002